United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 26, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

26 October 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
19 October 2018	3,025	44.89	45.26	45.034711	CBOE BZX Equity Exchange (“BATS”)
19 October 2018	2,296	44.895	45.13	44.969647	Boston Stock Exchange (“BSE”)
19 October 2018	499	44.92	45.15	45.003707	BATS Global Markets Secondary Exchange (“BYX”)
19 October 2018	4,700	44.91	45.31	45.050000	CFX Alternative Trading (“CFX”)
19 October 2018	5,400	44.955	44.995	44.987685	IEX (“IEXG”)
19 October 2018	154,929	44.85	45.3	45.082125	NASDAQ
19 October 2018	543	44.98	45.23	45.068711	NYSE National Exchange (“NSX”)
19 October 2018	7,342	44.89	45.25	45.043495	New York Stock Exchange (“NYSE”)
19 October 2018	40,295	44.84	45.31	45.003743	OTC Markets (“OTC”)
19 October 2018	2,471	44.89	45.23	45.051170	NYSE Arca (“PSE”)
19 October 2018	2,600	44.86	45.19	45.014615	CBOE EDGA Equity Exchange (“XDEA”)
19 October 2018	1,900	44.89	45.23	45.016842	CBOE EDGX Equity Exchange (“XDEX”)
22 October 2018	300	44.64	44.64	44.640000	BATS
22 October 2018	402	44.67	44.67	44.670000	BSE

22 October 2018	2,244	44.64	44.64	44.640000	NASDAQ
22 October 2018	206,354	44.505	45.19	44.685782	NYSE
22 October 2018	500	44.64	44.64	44.640000	PSE
22 October 2018	200	44.64	44.64	44.640000	XDEX
23 October 2018	2,300	43.98	44.8	44.420217	BATS
23 October 2018	400	44.05	44.81	44.572500	BSE
23 October 2018	900	44.07	44.615	44.245000	CFX
23 October 2018	400	43.98	44.78	44.382500	IEXG
23 October 2018	7,164	43.91	44.8	44.535417	NASDAQ
23 October 2018	100	44.8	44.8	44.800000	NSX
23 October 2018	107,436	43.92	44.8	44.338659	NYSE
23 October 2018	13,200	43.87	44.81	44.355379	OTC
23 October 2018	100	44.8	44.8	44.800000	Nasdaq PSX (“PHLX”)
23 October 2018	1,300	43.89	44.64	44.143077	PSE
23 October 2018	200	44.13	44.62	44.375000	XDEA
23 October 2018	1,500	43.97	44.8	44.344000	XDEX
24 October 2018	2,890	44.44	44.88	44.619711	BATS
24 October 2018	1,610	44.41	44.82	44.551429	BSE
24 October 2018	1,670	44.42	44.55	44.517006	BYX
24 October 2018	6,200	44.405	44.615	44.477258	CFX
24 October 2018	1,000	44.49	44.71	44.517000	IEXG
24 October 2018	13,529	44.39	44.89	44.574455	NASDAQ
24 October 2018	400	44.49	44.5	44.495000	NSX
24 October 2018	167,501	44.39	44.88	44.641911	NYSE
24 October 2018	31,690	44.41	44.86	44.590279	OTC
24 October 2018	400	44.49	44.71	44.555000	PHLX
24 October 2018	5,892	44.39	44.86	44.611052	PSE
24 October 2018	918	44.4	44.89	44.664292	XDEA
24 October 2018	1,300	44.42	44.74	44.504615	XDEX
25 October 2018	1,844	43.05	43.72	43.490347	BATS
25 October 2018	600	42.98	43.59	43.306667	BSE
25 October 2018	577	42.98	43.75	43.417244	BYX
25 October 2018	1,300	43	43.81	43.556923	CFX
25 October 2018	700	43.56	43.745	43.659286	IEXG
25 October 2018	162,325	43.03	43.9	43.624282	NASDAQ
25 October 2018	630	42.98	43.72	43.432381	NSX
25 October 2018	5,186	42.97	43.81	43.533039	NYSE
25 October 2018	13,124	43	43.85	43.586745	OTC
25 October 2018	5,100	42.99	43.81	43.503333	PSE
25 October 2018	500	43	43.72	43.400000	XDEA
25 October 2018	1,114	42.99	43.86	43.404847	XDEX

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	19, 22, 23, 24 and 25 October 2018
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4311/181026_Weekly_Buyback_Programme_trade_details_calcs_Cover_page.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 26, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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